Stuart Ogg +1 650 752 3295 SOgg@goodwinlaw.com	Goodwin Procter 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100
September 18, 2025
Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attention:        Rufus Decker
Kate Beukenkamp
Dietrich King
Scott Stringer
Angela Lumley
Re:       Pattern Group Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 17, 2025
File No. 333-289810
Dear Staff:
This letter is submitted on behalf of Pattern Group Inc. (the “Company”) in response to the oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) on September 17, 2025 with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed on September 17, 2025 (the “Registration Statement”). The Company is concurrently filing an Amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes that reflect the response to the Staff’s comments.

Unless otherwise indicated, the page references in the response refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.
The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.
Summary Consolidated Financial and Other Data, page 17

1.Stock-based compensation expense related to RSUs.

The Company provides the following supplemental description of the impact of the pro forma adjustment to record stock-based compensation expense related to RSUs contained in the tabular disclosure describing unaudited pro forma net income (loss) per share attributable to Series A and Series B common stockholders, basic and diluted, for the periods set forth in the table beginning on page 18 of the Amended Registration Statement.

Securities and Exchange Commission
September 18, 2025

As discussed with the Staff, stock-based compensation in the pro forma periods presented are shown net of cumulative tax benefit for both periods. For the pro forma presentation of fiscal year ended December 31, 2024, the net cumulative stock-based compensation expense was $15.2 million, as shown in the Amended Registration Statement table beginning on page 18. This cumulative stock-based compensation expense includes RSU issuances going back over several years, where the grant date fair value of the awards was lower than recent periods. For the period ended June 30, 2025, the Company included an additional $17.5 million of net stock-based compensation expense, due in part to the satisfaction of service-based vesting conditions of existing RSUs and additional RSU grants during that six-month period. The larger net stock-based compensation expense for the six month pro forma period ended June 30, 2025 compared to the year ended December 31, 2024 was due in part to the recency of the awards and higher grant date fair value of the more recent awards that reflected the increased equity value of the Company compared to the awards that were made in earlier years in the Company’s history that are reflected in the pro forma net income (loss) for the year ended December 31, 2024.

The Company has further revised the tabular disclosure in the Amended Registration Statement to show the Company’s calculation of the numerator adjustment for the pro forma stock-based compensation expense related to RSUs for which the service-based condition has been satisfied and the liquidity event condition is expected to be satisfied in connection with this offering by bifurcating the stock-based compensation expense and the corresponding related income tax benefit into separate line items. The Company respectfully refers the Staff to the revised disclosure on page 18 of the Amended Registration Statement.

The Company has considered the Staff’s comments and in response has also revised the Company’s pro forma Consolidated Balance Sheet included on page 19 of the Amended Registration Statement. Previously, the stock-based compensation expense related to RSUs for which the service-based condition has been satisfied, and the liquidity event condition is expected to be satisfied in connection with this offering, was presented pre-tax within the pro forma Consolidated Balance Sheet. In accordance with the bifurcation of stock-based compensation expense and the corresponding related income tax benefit discussed above, the stock-based compensation expense has been revised in the Consolidated Balance Sheet to be presented net of the income tax benefit. The Company respectfully refers the Staff to the revised disclosure on page 19 of the Amended Registration Statement.

2.Expected treatment of Founder Preferred Stock terms modification in the Company’s third fiscal quarter of 2025.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in August 2025, the Company, following approval by its board of directors upon the recommendation of a special committee of its board of directors, amended and restated its certificate of incorporation, resulting in a change in the conversion terms of the Founder Voting Preferred Stock and Founder Non-Voting Preferred Stock (together, the “Founder Preferred Stock”). Under the revised terms, if the Company completes an IPO prior to December 31, 2025, the Founder Preferred Stock will convert into Series B common stock or Series A common stock, as applicable, at a ratio that limits the dilution impact on the holders of such stock to 3.33%, as a result of the special conversion ratio applicable to the Series B Preferred Stock in connection with an IPO, provided, no adjustment will be made for any incremental dilution that exceeds 9.00%

Securities and Exchange Commission
September 18, 2025

The Company considered whether these changes should be accounted for as a modification or extinguishment of equity instruments. The accounting literature does not address determining whether an amendment to an equity-classified preferred share is an extinguishment or a modification. Although the guidance does not specify how to determine whether amendments to preferred shares are extinguishments, it does prescribe the accounting treatment once determined to be an extinguishment. The Company established an accounting policy to assess the modification or extinguishment of equity-classified preferred shares based on a qualitative analysis, with a focus on the reason for the amendments, and circumstances of the change in terms. The evaluation includes the consideration of both the expected economics as well as the business purpose for the amendment. An amendment that does not meet the criteria to be considered a substantial change in the relationship with the investor is considered a modification.

Given the nature of the amendment, and intention of the parties to facilitate an IPO by protecting against excess dilution from the Series B Preferred Stock conversion, the Company concluded that modification accounting is appropriate. There is no specific guidance outlining how to treat a modification to preferred shares. Given the lack of explicit guidance, judgment should be applied in effectuating appropriate methodology based on the specific facts. There are two accounting models that may be useful to consider by analogy:

•Modification of debt generally provides for prospective treatment by establishing a new effective interest rate

•Modification of share-based payment awards in accordance with ASC 718-20-35-3 provides for any incremental fair value associated with the modified terms to be recognized while decreases in fair value are not recognized

As the shares of Founder Preferred Stock are not debt-like in nature, the Company concluded that the share-based payment award modification model should be applied by analogy. The Company, therefore, will recognize the incremental fair value associated with the modified terms of the shares of Founder Preferred Stock as a non pro rata distribution classified as an other expense that will reduce pro forma net income (loss) attributable to Series A and Series B common stockholders for the year ended December 31, 2024 and will therefore revise the Company’s disclosure to reflect the estimated expected charge to be incurred in the Company’s fiscal quarter ended September 30, 2025.

The Company respectfully refers the Staff to the revised disclosure on page 18 of the Amended Registration Statement where an incremental adjustment to the numerator of $32.6 million has been recorded to pro forma earnings per share for the year ended December 31, 2024. The Company has added a footnote stating that the amount of this adjustment is based on a preliminary estimate and that the amount of the final adjustment may differ upon completion of the valuation work associated with the August 2025 modification. The Company has considered the Staff’s comments and in response has also revised the Company’s pro forma Consolidated Balance Sheet included on page 19 of the Amended Registration Statement.

3.Treatment of the Series B Preferred Stock Conversion at the IPO.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, with respect to the original issuance of its Series B Preferred Stock in September 2021, the Company assessed the features of the instrument and concluded that the Series B Preferred Stock

Securities and Exchange Commission
September 18, 2025

is a redeemable equity security because these instruments contained a deemed liquidation redemption feature that was not solely within the Company’s control. The Company therefore followed the SEC redeemable equity guidance and classified the Series B Preferred Stock within temporary equity at the issuance date fair value after offering costs.

Subsequent to initial recognition, the Company has continuously reassessed the probability of redemption for the Series B Preferred Stock, and in all cases concluded that it is not currently redeemable or probable of becoming redeemable in the future. Subsequent measurement of the carrying value has therefore not occurred since issuance.

Upon IPO, pursuant to the Company’s existing amended and restated certificate of incorporation, the Series B Preferred Stock will automatically convert into Series A Common Stock on the terms of the Series B Preferred Special Conversion Ratio. In concluding on the appropriate accounting treatment for the Series B Preferred Stock at conversion, the Company considered the illustrative accounting example No. 3-12 in Section 3.2.2.6.2.1 of Deloitte’s Earnings per Share Roadmap (June 2024). The illustrative guidance in the Roadmap indicates that when a holder exercises the fixed-percentage conversion, the settlement reflects a “redemption” of the convertible preferred stock. In these circumstances, the guidance in ASC 260-10-S99-2 is applied and the incremental fair value of the consideration transferred (i.e., the fair value of the Series A Common Stock issued) over the carrying value of the Series B Preferred Stock represents an adjustment to the pro forma net income (loss) attributable to Series A and Series B common stockholders for the purposes of calculating earnings per share.

Applying this illustrative guidance to the present circumstances, the Company expects that the holders of Series B Preferred Stock will redeem their Series B Preferred Stock into a variable number of shares of the Series A Common Stock equal to a fixed amount by use of the Series B Preferred Special Conversion Ratio (i.e., the fixed-percentage option). Therefore, the Company will revise its presentation of pro forma earnings per share to reflect the difference between the redemption value of the Series B Preferred Stock and their carrying value as a deemed dividend that will reduce pro forma net income (loss) per share attributable to Series A and Series B common stockholders in the calculation of pro forma earnings per share.

The Company respectfully refers the staff to the revised disclosure of page 18 of the Amended Registration Statement where an incremental adjustment to the numerator of $231.3 million has been recorded to pro forma earnings per share for the year ended December 31, 2024. The Company has considered the Staff’s comments and in response has also revised the Company’s pro forma Consolidated Balance Sheet included on page 19 of the Amended Registration Statement.

Signature Page Follows.

Securities and Exchange Commission
September 18, 2025

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3295 or SOgg@goodwinlaw.com.

Sincerely,

/s/ W. Stuart Ogg

W. Stuart Ogg, Goodwin Procter LLP

cc:	David Wright, Pattern Group Inc.
Benjamin M. Craven, Pattern Group Inc.
Micheal J. Reagan, Goodwin Procter LLP
Julia R. White, Goodwin Procter LLP
Tad J. Freese, Latham &Watkins LLP
Marc D. Jaffe, Latham &Watkins LLP
Brent T. Epstein, Latham &Watkins LLP
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